Curaleaf Holdings, Inc. Investor Relations Curaleaf Holdings Announces Buyout of Minority Partner in Curaleaf International STAMFORD, Conn., July 8, 2025 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA, OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that it has acquired the equity stake in Curaleaf International Holdings Limited ("Curaleaf International") previously held by a single strategic institutional investor. The transaction brings the Company's stake in its European holding company to 100%. The transaction represents the completion of a Put/Call Option that was agreed with the strategic investor at the time of its participation in Curaleaf's original investment into Europe in 2021. Following the pricing mechanism incorporated in the Put/Call Option, the investor elected to receive the purchase entirely in Curaleaf Subordinate Voting Shares. The acquisition strengthens the Company's control over its European operations, enabling enhanced strategic alignment across international markets. The request of the strategic investor to settle the transaction for Company shares underscores the investor's long-term support and confidence in the future of Curaleaf. The issuance of the Subordinate Voting Shares in connection with the transaction was conditionally approved by the Toronto Stock Exchange on June 25, 2025, subject to fulfilling customary listing conditions. The transaction was completed on July 2, 2025. Boris Jordan, Executive Chairman of Curaleaf Holdings, Inc., commented: "This consolidation of ownership of our European holding company enables us to streamline decision-making, strengthen alignment across regions, and accelerate our strategic initiatives in Europe with greater autonomy. This development marks another important milestone in Curaleaf's continued commitment to international expansion and long-term value creation for shareholders. We thank our partners for their long-standing support and belief in Curaleaf's future." About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. About Curaleaf International Curaleaf International is shaping the future of cannabis through its commitment to research and product excellence. Powered by a strong presence at all stages of the supply chain, its unique distribution network throughout Europe, Canada and Australasia brings together pioneering research with cutting-edge cultivation, extraction, and production. Amidst a rapid growth trajectory, the emphasis on quality and expertise aims to ensure the delivery of safe and legal cannabis. Curaleaf International's network includes a clinic, pharmacy, and laboratory in the UK; cultivation and EU-GMP processing facilities in Portugal; an EU-GMP processing, quality assurance and research site in Spain; Four20 Pharma wholesaler and distributor in Germany; a Polish wholesaler and clinic; and the EU-GMP producer Northern Green Canada. Curaleaf International is part of Curaleaf Holdings, Inc., a leading international producer and distributor of consumer cannabis products. Forward-Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward- looking statements and information concerning the expected benefits of the acquisition on the European business and operations of Curaleaf, and the listing of shares issuable in connection with the acquisition on the Toronto Stock Exchange. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matters described in this new release, including the Company's ability to successfully realize the expected benefits of the acquisition, and the Company's ability to fulfill the listing conditions imposed by the Toronto Stock Exchange. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including the failure to realize the expected benefits of the acquisition. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" the Company's Annual Information Form dated March 3, 2025 for the fiscal year ended December 31, 2024, and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward- looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved of the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: Curaleaf Holdings, Inc. Jordon Rahmil, VP Public Relations media@curaleaf.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2025-07-08-Curaleaf-Holdings-Announces-Buyout-of-Minority-Partner-in-Curaleaf- International